GOLDCORP INC.

NEWS RELEASE

US$144 MILLION FINANCING CLOSED
ONE OF STRONGEST BALANCE SHEETS IN THE GOLD INDUSTRY

Toronto, April 30, 2002 – GOLDCORP INC. (GG: NYSE;G: TSE) is pleased to announce the closing of its previously announced equity financing, which was completed as a bought deal by a syndicate of underwriters led by Griffiths McBurney and Partners. This offering consisted of the sale of eight (8) million units at a price of US$18 per unit for gross proceeds of US$144 million. The initial offering size of five (5) million units was expanded through the exercise of the underwriters’ option to increase the number of units by an additional three (3) million units. Each unit comprises one share and one half share purchase warrant. One full share purchase warrant entitles the holder to purchase one Goldcorp share for US$25 up until April 30, 2007.

Net proceeds of this equity financing will increase Goldcorp’s cash balance to more than US$225 million providing one of the strongest balance sheets in the gold industry. It will enhance the company’s competitive position within the industry placing it in an extremely favourable position to capitalize on future growth opportunities.

Goldcorp is a North American based gold producer. It has a strong cash flow and no debt. Upon closing this offering, it will have in excess of US$225 million in cash and US$15 million in gold bullion. Its shares are listed on the Toronto Stock Exchange (TSE) and the New York Stock Exchange (NYSE) and its options trade on the American Stock Exchange (AMEX) and the Chicago Board of Options Exchange (CBOE). The warrants will trade on the Toronto Stock Exchange under the symbol “G.WT.U.” in US dollars.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

For further information please contact:
Chris Bradbrook
Vice President, Corporate Development
Telephone: (416) 865-0326
Facsimile: (416) 361-5741
E-mail: cbradbrook@goldcorp.com
General enquiries: (800) 813-1412
(Canada and United States)	Corporate Office: Goldcorp Inc. 145 King St. West, Suite 2700 Toronto, Ontario Canada M5H 1J8 email: info@goldcorp.com website:www.goldcorp.com